As filed with the Securities and Exchange Commission on October 26, 2001.

                                                       Registration No. 33-48411
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         ______________________________

                         POST-EFFECTIVE AMENDMENT NO. 5

                                       TO

                                    FORM S-8

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                         ______________________________

                                ACTIVISION, INC.
             (Exact name of Registrant as specified in its charter)

              Delaware                          95-4803544
    (State or other jurisdiction of         (I.R.S. Employer
    incorporation or organization)          Identification No.)

         3100 Ocean Park Boulevard
         Santa Monica, California                 90405
 (Address of Principal Executive Offices)       (Zip Code)

            Activision, Inc. 1991 Stock Option and Stock Award Plan
                  Activision, Inc. 1991 Director Warrant Plan
                            (Full Title of the Plan)
                         ______________________________

                                Robert A. Kotick
                             Chairman of the Board
                                ACTIVISION, INC.
                           3100 Ocean Park Boulevard
                         Santa Monica, California 90405
                                 (310) 255-2000
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                         ______________________________

                                   Copies To:

                Robinson Silverman Pearce Aronsohn & Berman LLP
                          1290 Avenue of the Americas
                            New York, New York 10104
                     Attention: Kenneth L. Henderson, Esq.

        Approximate date of commencement of proposed sale to the public:
   From time to time after the effective date of this Registration Statement.

                                EXPLANATORY NOTE


     This Post-Effective Amendment No. 5 contains the form of reoffer prospectus to be used by certain officers and directors of the Registrant with respect to the control securities acquired, or that will be acquired, by them pursuant to the Registrant's employee benefit plans.

                                7,482,020 Shares

                                ACTIVISION, INC.

                                  Common Stock




     This Prospectus relates to 7,482,020 shares of Common Stock, par value $.000001 per share, of Activision, Inc. ("Activision" or the "Company") being offered hereby for the account of certain of the Company's executive officers and directors (each a "Selling Stockholder" and collectively the "Selling Stockholders"). See "Selling Stockholders." All of the shares of Common Stock offered hereby will be issued by the Company to Selling Stockholders upon the exercise by such Selling Stockholders of (i) options to purchase Common Stock issued to them pursuant to the Company's 1991 Stock Option and Stock Award Plan, the Company's 1999 Incentive Plan, the Company's 1998 Incentive Plan and/or the Company's 2001 Incentive Plan (the 1991 Stock Option and Stock Award Plan, the 1998 Incentive Plan, the 1999 Incentive Plan and the 2001 Incentive Plan, collectively, the "Stock Plans"), (ii) options to purchase Common Stock issued to them outside of any plan and (iii) warrants to purchase Common Stock issued to them pursuant to the Company's 1991 Director Warrant Plan or outside of any plan.

     The Company is a diversified international publisher and developer of interactive entertainment software. The Company is best known for its action, adventure and action/simulation products. The Company's products are designed for a range of platforms including personal computer systems and console systems. See "The Company."

     The Common Stock is traded in the NASDAQ National Market System under the symbol "ATVI." On October 25, 2001, the last sale price for the Common Stock as reported on the NASDAQ National Market System was $38.59 per share.

     No underwriting is being utilized in connection with this registration of Common Stock and, accordingly, the shares of Common Stock are being offered without underwriting discounts. The expenses of this registration will be paid by the Company. Normal brokerage commissions, discounts and fees will be payable by the Selling Stockholders.

     For a discussion of certain matters which should be considered by prospective investors, see "Risk Factors" commencing on page 2.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is October 26, 2001.

                                  RISK FACTORS

     You should carefully consider the risks described below before investing in our common stock. The occurrence of any of the following risks could harm our business and our prospects. In that event, our business may be negatively affected, the price of our stock may decline and you may lose part or all of your investment.

We depend on a relatively small number of brands for a significant portion of our revenues and profits.

     A significant portion of our revenues are derived from products based on a relatively small number of popular brands each year. In addition, many of these products have substantial production or acquisition costs and marketing budgets. In our fiscal year ended March 31, 2001, 49% of our worldwide net publishing revenues (37% of consolidated net revenues) was derived from two brands, one of which accounted for 39% and the other of which accounted for 10% of worldwide net publishing revenues (29% and 8%, respectively, of consolidated net revenues). In our fiscal year ended March 31, 2000, two brands accounted for 34% of our worldwide net publishing revenues (24% of consolidated net revenues), one of which accounted for 19%, and the other of which accounted for 15% of worldwide net publishing revenues (13% and 11%, respectively, of consolidated net revenues). We expect that a limited number of popular brands will continue to produce a disproportionately large amount of our revenues. Due to this dependence on a limited number of brands, the failure of one or more products based on these brands to achieve anticipated results may significantly harm our business and financial results.

Our future success depends on our ability to release popular products.

     The life of any one game product is relatively short, in many cases less than one year. It is therefore important for us to be able to continue to develop many high quality new products that are popularly received. If we are unable to do this, our business and financial results may be significantly harmed.

     We focus our development and publishing activities principally on products that are, or have the potential to become, franchise brand properties. Many of these products are based on intellectual property and other character or story rights acquired or licensed from third parties. The license and distribution agreements are limited in scope and time, and we may not be able to renew key licenses when they expire or to include new products in existing licenses. The loss of a significant number of our intellectual property licenses or of our relationships with licensors could have a material adverse effect on our ability to develop new products and therefore on our business and financial results.

The current transition in console platforms has a material impact on the market for interactive entertainment software.

     When new console platforms are announced or introduced into the market, consumers typically reduce their purchases of game console entertainment software products for current console platforms in anticipation of new platforms becoming available. During these periods, sales of our game console entertainment software products can be expected to slow down or even decline until new platforms have been introduced and have achieved wide consumer acceptance. We are currently experiencing such a transition period. Each of the three current principal hardware producers has either launched or announced that it will launch a new platform in the near future. Sony made the first shipments of its PlayStation 2 console system in North America and Europe in the fourth quarter of calendar year 2000. During that quarter, Sony's manufacturing shortages resulted in significant shipment delays of PlayStation 2 units in North America and Europe. Nintendo announced that its new console system, Nintendo GameCube, will be released in the fourth quarter of calendar year 2001 in Japan and North America and in calendar year 2002 in Europe. Microsoft announced that its new console system, Xbox, will be released in the fourth quarter of calendar year 2001 in North America and Japan and in calendar year 2002 in Europe. In June

2001, Nintendo launched its Game Boy Advance hand held device. Delays in the launch, shortages of these platforms or lack of consumeracceptance could adversely affect our sales of products for these platforms. Current sales of our products for the existing PlayStation and Nintendo 64 platforms have been negatively affected by the new platform transition.

We must make significant expenditures to develop products for new platforms which may not be successful or released when anticipated.

     The interactive entertainment software industry is subject to rapid technological change. New technologies could render our current products or products in development obsolete or unmarketable. We must continually anticipate and assess the emergence and market acceptance of new interactive entertainment software platforms well in advance of the time the platform is introduced to consumers. New platforms have historically required the development of new software and also have the effect of undermining demand for products based on older technologies. Because product development cycles are difficult to predict, we must make substantial product development and other investments in a particular platform well in advance of introduction of the platform. If the platforms for which we develop new software products or modify existing products are not released on a timely basis or do not attain significant market penetration, or if we develop products for a delayed or unsuccessful platform, we may not be able to recover in revenues our development costs which could be significant and our business and financial results could be significantly harmed. A recent announcement by Sega Corporation that it has discontinued its Dreamcast platform shows that even experienced hardware manufacturers are not immune to failure.

We are exposed to seasonality in the purchases of our products.

     The interactive entertainment software industry is highly seasonal, with the highest levels of consumer demand occurring during the year-end holiday buying season. As a result, our net revenues, gross profits and operating income have historically been highest during the second half of the year. Additionally, in a platform transition period such as the one taking place now, sales of game console software products can be significantly affected by the timeliness of introduction of game console platforms by the manufacturers of those platforms, such as Sony, Microsoft and Nintendo. The timing of hardware platform introduction is also often tied to holidays and is not within our control. Further, delays in development, licensor approvals or manufacturing can also affect the timing of the release of our products, causing us to miss key selling periods such as the year-end holiday buying season.

We depend on skilled personnel.

     Our success depends to a significant extent on our ability to identify, hire and retain skilled personnel. The software industry is characterized by a high level of employee mobility and aggressive recruiting among competitors for personnel with technical, marketing, sales, product development and management skills. We may not be able to attract and retain skilled personnel or may incur significant costs in order to do so. If we are unable to attract additional qualified employees or retain the services of key personnel, our business and financial results could be negatively impacted.

We depend on Sony and Nintendo for the manufacture of products that we develop for their hardware platforms.

     Generally, when we develop interactive entertainment software products for hardware platforms offered by Sony or Nintendo, the products are manufactured exclusively by that hardware manufacturer. Our hardware platform licenses with Sony and Nintendo provide that the manufacturer may change prices for the manufacturing of products. In addition, these agreements include other provisions such as approval rights of all products and related promotional materials that give the manufacturer substantial control over our costs and the release of new titles. Since each of the manufacturers is also a publisher of games for its own hardware platforms and manufactures products for all of its other licensees, a manufacturer may give priority to its own products or those of our competitors in the event of insufficient manufacturing capacity. Our business and financial results could be materially harmed by unanticipated delays in the manufacturing and delivery of our products by Sony or Nintendo. In addition, our business and financial results could be materially harmed if Sony or Nintendo used their rights under these agreements to delay the manufacture or delivery of our products, limit the costs recoverable by us to manufacture software for their consoles, or elect to manufacture software themselves or use developers other than us.

If our products contain defects, our business could be harmed significantly.

     Software products as complex as the ones we publish may contain undetected errors when first introduced or when new versions are released. We cannot assure you that, despite extensive testing prior to release, errors will not be found in new products or releases after shipment, resulting in loss of or delay in market acceptance. This loss or delay could significantly harm our business and financial results.

Inadequate intellectual property protections could prevent us from enforcing or defending our proprietary technology.

     We regard our software as proprietary and rely on a combination of copyright, trademark and trade secret laws, employee and third party nondisclosure agreements and other methods to protect our proprietary rights. We own or license various copyrights and trademarks. While we provide "shrinkwrap" license agreements or limitations on use with our software, it is uncertain to what extent these agreements and limitations are enforceable. We are aware that some unauthorized copying occurs within the computer software industry, and if a significantly greater amount of unauthorized copying of our interactive entertainment software products were to occur, it could cause material harm to our business and financial results.

     Policing unauthorized use of our products is difficult, and software piracy can be a persistent problem, especially in some international markets. Further, the laws of some countries where our products are or may be distributed either do not protect our products and intellectual property rights to the same extent as the laws of the United States, or are poorly enforced. Legal protection of our rights may be ineffective in such countries, and as we leverage our software products using emerging technologies such as the Internet and online services, our ability to protect our intellectual property rights and to avoid infringing intellectual property rights of others may diminish. We cannot assure you that existing intellectual property laws will provide adequate protection for our products in connection with these emerging technologies.

We may be subject to intellectual property claims.

     As the number of interactive entertainment software products increases and the features and content of these products continue to overlap, software developers increasingly may become subject to infringement claims. Many of our products are highly realistic and feature materials that are based on real world examples, which may inadvertently infringe upon the intellectual property rights of others. Although we believe that we make reasonable efforts to ensure that our products do not violate the intellectual property rights of others, it is possible that third parties still may claim infringement. From time to time, we receive communications from third parties regarding such claims. Existing or future infringement claims against us, whether valid or not, may be time consuming and expensive to defend.

Intellectual property litigation or claims could force us to do one or more of the following:

     o Cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

     o Obtain a license from the holder of the infringed intellectual property, which if available at all, may not be available on commercially favorable terms; or

     o Redesign our interactive entertainment software products, which could cause us to incur additional costs, delay introduction and possibly reduce commercial appeal of our products.

     Any of these actions may cause material harm to our business and financial results.

We rely on independent third parties to develop many of our software products.

     We often rely on independent third party interactive entertainment software developers to develop many of our software products. Since we depend on these developers in the aggregate, we remain subject to the following risks:

     o Continuing strong demand for developers' resources, combined with recognition they receive in connection with their work, may cause developers who worked for us in the past to either work for our competitors in the future or to renegotiate our agreements with them on terms less favorable to us.

     o Limited financial resources and business expertise and inability to retain skilled personnel may force developers out of business prior to completing our products or require us to fund additional costs.

     Increased competition for skilled third party software developers also has compelled us to agree to make significant advance payments on royalties to game developers. If the products subject to these arrangements do not generate sufficient revenues to recover these royalty advances, we would have to write-off unrecovered portions of these payments, which could cause material harm to our business and financial results. In a few cases, we also agree to pay developers fixed per unit product royalties after royalty advances are fully recouped. To the extent that sales prices of products on which we have agreed to pay a fixed per unit royalty are marked down, our profitability could be adversely affected.

We operate in a highly competitive industry.

     The interactive entertainment software industry is intensely competitive and new interactive entertainment software products and platforms are regularly introduced. Our competitors vary in size from small companies to very large corporations with significantly greater financial, marketing and product development resources than we have. Due to these greater resources, certain of our competitors can undertake more extensive marketing campaigns, adopt more aggressive pricing policies, pay higher fees to licensors of desirable motion picture, television, sports and character properties and pay more to third party software developers than we can. We believe that the main competitive factors in the interactive entertainment software industry include: product features; brand name recognition; compatibility of products with popular platforms; access to distribution channels; quality of products; ease of use; price; marketing support; and quality of customer service.

     We compete primarily with other publishers of personal computer and video game console interactive entertainment software. Significant third party software competitors currently include, among others: Acclaim Entertainment, Inc.; Capcom Co. Ltd.; Eidos PLC; Electronic Arts Inc.; Infogrames SA; Konami Company Ltd.; Namco Ltd.; Take-Two Interactive Software, Inc.; THQ Inc. and Vivendi Universal Publishing. In addition, integrated video game console hardware and software companies such as Sony Computer Entertainment, Nintendo Co. Ltd., Microsoft Corporation and Sega Enterprises, Ltd. compete directly with us in the development of software titles for their respective platforms. In addition, Sega produces software titles for other platforms.

     We also compete with other forms of entertainment and leisure activities. For example, we believe that the overall growth in the use of the Internet and online services by consumers may pose a competitive threat if customers and potential customers spend less of their available time using interactive entertainment software and more using the Internet and online services.

We may face difficulty obtaining access to retail shelf space necessary to market and sell our products effectively.

     Retailers of our products typically have a limited amount of shelf space and promotional resources, and there is intense competition among consumer interactive entertainment software products for high quality retail shelf space and promotional support from retailers. To the extent that the number of products and platforms increases, competition for shelf space may intensify and may require us to increase our marketing expenditures. Retailers with limited shelf space typically devote the most and highest quality shelf space to the best selling products. We cannot assure you that our new products will consistently achieve such "best seller" status. Due to increased competition for limited shelf space, retailers and distributors are in an increasingly better position to negotiate favorable terms of sale, including price discounts, price protection, marketing and display fees and product return policies. Our products constitute a relatively small percentage of any retailer's sale volume, and we cannot assure you that retailers will continue to purchase our products or to provide our products with adequate levels of shelf space and promotional support on acceptable terms. A prolonged failure in this regard may significantly harm our business and financial results.

Our sales may decline substantially without warning and in a brief period of time because we generally do not have long-term contracts for the sale of our products.

     We currently sell our products directly through our own sales force to mass merchants, warehouse club stores, large computer and software specialty chains and through catalogs, as well as to a limited number of distributors, in the United States and Canada. Outside North America, we sell our products directly to retailers as well as third party distributors in certain territories. Our sales are made primarily on a purchase order basis without long-term agreements or other forms of commitments. The loss of, or significant reduction in sales to, any of our principal retail customers or distributors could significantly harm our business and financial results. Our two largest customers, Wal-Mart Stores, Inc. and Toys "R" Us, Inc., accounted for approximately 13% and 12%, respectively, of our worldwide net publishing revenues for our fiscal year ended March 31, 2001 (10% and 9%, respectively, of our consolidated net revenues). Our five largest retailers, including Wal-Mart and Toys "R" Us, accounted for approximately 45% of our worldwide net publishing revenues for our fiscal year ended March 31, 2001 (34% of our consolidated net revenues). Our two largest customers, Wal-Mart and Toys "R" Us, accounted for approximately 13% and 9%, respectively, of our worldwide net publishing revenues for our fiscal year ended March 31, 2000 (9% and 6%, respectively, of our consolidated net revenues). Our five largest retailers, including Wal-Mart and Toys "R" Us, accounted for approximately 37% of our worldwide net publishing revenues for our fiscal year ended March 31, 2000 (26% of our consolidated net revenues).

Our customers have the right to return our products and to receive pricing concessions and such rights could reduce our net revenues and results of operations.

     We are exposed to the risk of product returns and price protection with respect to our distributors and retailers. Return policies allow distributors and retailers to return defective, shelf-worn and damaged products in accordance with negotiated terms. Price protection policies, when negotiated and applicable, allow customers a credit against amounts they owe us with respect to merchandise unsold by them. We provide price protection to a number of our customers to manage our customers' inventory levels in the distribution channel. We also offer a 90-day limited warranty to our end users that our products will be free from manufacturing defects. Although we maintain a reserve for returns and price protection, and although our agreements with a number of our customers place limits on product returns and price protection, we could be forced to accept substantial product returns and provide price protection to maintain our relationships with retailers and our access to distribution channels. Product returns and price protection that exceed our reserves could significantly harm our business and financial results.

We may be burdened with payment defaults and uncollectible accounts if our distributors or retailers cannot honor their credit arrangements with us.

     Distributors and retailers in the interactive entertainment software industry have from time to time experienced significant fluctuations in their businesses, and a number of them have failed. The insolvency or business failure of any significant retailer or distributor of our products could materially harm our business and financial results. We typically make sales to most of our retailers and some distributors on unsecured credit, with terms that vary depending upon the customer and the nature of the product. Although we have insolvency risk insurance to protect against our customers' bankruptcy, insolvency or liquidation, this insurance contains a significant deductible and a co-payment obligation, and the policy does not cover all instances of non-payment. In addition, while we maintain a reserve for uncollectible receivables, the reserve may not be sufficient in every circumstance. As a result, a payment default by a significant customer could significantly harm our business and financial results.

We may not be able to maintain our distribution relationships with key vendors.

     Our CD Contact, NBG and CentreSoft subsidiaries distribute interactive entertainment software products and provide related services in the Benelux territories, Germany and the United Kingdom, respectively, and, via export, in other European territories for a variety of entertainment software publishers, many of which are our competitors. These services are generally performed under limited term contracts. While we expect to use reasonable efforts to retain these vendors, we may not be successful in this regard. The cancellation or non-renewal of one or more of these contracts could significantly harm our business and financial results. Sony and Eidos products accounted for approximately 26% and 13%, respectively, of our worldwide net distribution revenues for our fiscal year ended March 31, 2001.

Our international revenues may be subject to regulatory requirements as well as currency fluctuations.

     Our international revenues have accounted for a significant portion of our total revenues. International sales and licensing accounted for 66%, 51% and 43% of our total net revenues in our fiscal years ended March 31, 1999, March 31, 2000 and March 31, 2001, respectively. We expect that international revenues will continue to account for a significant portion of our total revenues in the future. International sales may be subject to unexpected regulatory requirements, tariffs and other barriers. Additionally, foreign sales which are made in local currencies may fluctuate. Presently, we do not engage in currency hedging activities. Although exposure to currency fluctuations to date has been insignificant, fluctuations in currency exchange rates may in the future have a material negative impact on revenues from international sales and licensing and thus our business and financial results.

Our software may be subject to governmental restrictions or rating systems.

     Legislation is periodically introduced at the local, state and federal levels in the United States and in foreign countries to establish a system for providing consumers with information about graphic violence and sexually explicit material contained in interactive entertainment software products. In addition, many foreign countries have laws that permit governmental entities to censor the content and advertising of interactive entertainment software. We believe that mandatory government-run rating systems eventually may be adopted in many countries that are significant markets or potential markets for our products. We may be required to modify our products or alter our marketing strategies to comply with new regulations, which could delay the release of our products in those countries.

     Due to the uncertainties regarding such rating systems, confusion in the marketplace may occur, and we are unable to predict what effect, if any, such rating systems would have on our business. In addition to such regulations, certain retailers have in the past declined to stock some of our products because they believed that the content of the packaging artwork or the products would be offensive to the retailer's customer base. While to date these actions have not caused material harm to our business, we cannot assure you that similar actions by our distributors or retailers in the future would not cause material harm to our business.

Our software may be subject to legal claims.

     Within the past two years, two lawsuits, Linda Sanders, et al. v. Meow Media, Inc., et al., United States District Court for the District of Colorado, and Joe James, et al. v. Meow Media, Inc., et al., United States District Court for the Western District of Kentucky, Paducah Division, have been filed against numerous video game companies, including us, by the families of victims who were shot and killed by teenage gunmen. These lawsuits allege that the video game companies manufactured and/or supplied these teenagers with violent video games, teaching them how to use a gun and causing them to act out in a violent manner. While our general liability insurance carrier has agreed to defend us in these lawsuits, it is uncertain whether or not the insurance carrier would cover all or any amounts which we might be liable for if the lawsuits are not decided in our favor. If either of the lawsuits are decided against us and our insurance carrier does not cover the amounts we are liable for, it could have a material adverse effect on our business and financial results. It is possible that similar additional lawsuits may be filed in the future. Payment of significant claims by insurance carriers may make such insurance coverage materially more expensive or unavailable in the future, thereby exposing our business to additional risk.

We may face limitations on our ability to integrate additional acquired businesses or to find suitable acquisition opportunities.

     We intend to pursue additional acquisitions of companies, properties and other assets that can be purchased or licensed on acceptable terms and which we believe can be operated or exploited profitably. Some of these transactions could be material in size and scope. While we will continually be searching for additional acquisition opportunities, we may not be successful in identifying suitable acquisitions. As the interactive entertainment software industry continues to consolidate, we face significant competition in seeking and consummating acquisition opportunities. We may not be able to consummate potential acquisitions or an acquisition may not enhance our business or may decrease rather than increase our earnings. In the future, we may issue additional shares of our common stock in connection with one or more acquisitions, which may dilute our existing stockholders. Future acquisitions could also divert substantial management time and result in short term reductions in earnings or special transaction or other charges. In addition, we cannot guarantee that we will be able to successfully integrate the businesses that we may acquire into our existing business. Our stockholders may not have the opportunity to review, vote on or evaluate future acquisitions.

Our shareholder rights plan, charter documents and other agreements may make it more difficult to acquire us without the approval of our Board of Directors.

     We have adopted a shareholder rights plan under which one right entitling the holder to purchase one one-hundredth of a share of our Series A Junior Preferred Stock at a price of $40 per share (subject to adjustment) is attached to each outstanding share of common stock. Such shareholder rights plan makes an acquisition of control in a transaction not approved by our Board of Directors more difficult. Our Amended and Restated By-laws have advance notice provisions for nominations for election of nominees to the Board of Directors which may make it more difficult to acquire control of us. Our long-term incentive plans provide for acceleration of stock options following a change in control, which has the effect of making an acquisition of control more expensive. A change in control constitutes a default under our revolving credit facility. In addition, some of our officers have severance compensation agreements that provide for substantial cash payments and acceleration of other benefits in the event of change in control. These agreements and arrangements may also inhibit a change in control and may have a negative effect on the market price of our common stock.

Our stock price is highly volatile.

     The trading price of our common stock has been and could continue to be subject to wide fluctuations in response to certain factors, including:

     o    Quarter to quarter variations in results of operations

     o    Our announcements of new products

     o    Our competitors' announcements of new products

     o    Our product development or release schedule

     o General conditions in the computer, software, entertainment, media or electronics industries

     o Timing of the introduction of new platforms and delays in the actual release of new platforms

     o    Changes in earnings estimates or buy/sell recommendations by analysts

     o Investor perceptions and expectations regarding our products, plans and strategic position and those of our competitors and customers

Other events or factors.

     In addition, the public stock markets experience extreme price and trading volume volatility, particularly in high technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons often unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.

We do not pay dividends on our common stock.

     We have not paid any dividends on our common stock and do not anticipate paying dividends in the near future. In addition, our revolving credit facility currently prohibits us from paying dividends on our common stock.

                                  THE COMPANY

     We are a leading international publisher of interactive entertainment software products. We have built a company with a diverse portfolio of products that spans a wide range of categories and target markets and that is used on a variety of game hardware platforms and operating systems. We have created, licensed and acquired a group of highly recognizable brands which we market to a growing variety of consumer demographics.

     Our products cover the action, adventure, extreme sports, racing, role playing, simulation and strategy game categories. We offer our products in versions which operate on the Sony PlayStation, Sony PlayStation 2, Nintendo 64 and Sega Dreamcast, console systems, the Nintendo Game Boy Color and Game Boy Advance hand held devices, as well as on personal computers. Over the next few years, we plan to produce many titles for the recently released Sony PlayStation 2 console system and Game Boy Advance hand held device and the Microsoft Xbox and Nintendo GameCube console systems, which are expected to launch in North America and Japan later this year and in Europe next year. At present we have 153 different titles in various stages of production, development and planning, 80 of which are in production and development and 73 of which are in various planning stages. Driven partly by the enhanced capabilities of the next generation of platforms, we believe that in the next few years there will be significant growth in the market for interactive entertainment software and we plan to leverage our skills and resources to extend our leading position in the industry.

     Our publishing business involves the development, marketing and sale of products, either directly, by license or through our affiliate label program with third party publishers. In addition to publishing, we maintain distribution operations in Europe that provide logistical and sales services to third party publishers of interactive entertainment software, our own publishing operations and manufacturers of interactive entertainment hardware.

     Our objective is to be a worldwide leader in the development, publishing and distribution of quality interactive entertainment software products that deliver a highly satisfying consumer entertainment experience. Our strategy includes the following elements:

     Create and Maintain Diversity in Product Mix, Platforms and Markets. We believe that maintaining a diversified mix of products can reduce our operating risks and enhance profitability. Therefore, we develop and publish products spanning a wide range of product categories, including action, adventure, extreme sports, racing, role playing, simulation and strategy, and products designed for target audiences ranging from game enthusiasts and children to mass market consumers and "value priced" buyers. We develop, publish and distribute products that operate on Sony PlayStation and PlayStation 2, Sega Dreamcast and Nintendo 64 console systems, Nintendo Game Boy hand held devices and the personal computer. In anticipation of the launch of Microsoft's Xbox and Nintendo's GameCube and in response to the previous launch of other next generation platforms, we currently have 57 titles under development for next generation platforms. We typically release our console products for use on multiple platforms in order to reduce the risks associated with any single platform, leverage our costs over a larger installed base and increase unit sales.

     Create, Acquire and Maintain Strong Brands. We focus development and publishing activities principally on products that are, or have the potential to become, franchise properties with sustainable consumer appeal and brand recognition. These products can thereby serve as the basis for sequels, prequels and related new products that can be released over an extended period of time. We believe that the publishing and distribution of products based in large part on franchise properties enhances predictability of revenues and the probability of high unit volume sales and operating profits. We have entered into a series of strategic relationships with the owners of intellectual property pursuant to which we have acquired the rights to publish products based on franchises such as Star Trek, various Disney films such as Toy Story 2 and Marvel Comics' properties such as Spider Man, X-Men and Blade. We have also capitalized on the success of our Tony Hawk's Pro Skater products to sign long term agreements, many of which are exclusive, with numerous other extreme sports athletes including superstars Mat Hoffman in BMX pro biking, Kelly Slater in pro surfing, Shaun Palmer in snowboarding and Shaun Murray in wakeboarding.

     Enforce Disciplined Product Selection and Development Processes. The success of our publishing business depends, in significant part, on our ability to develop games that will generate high unit volume sales and that can be completed up to our high quality standards. Our publishing units have implemented a formal control process for the selection, development, production and quality assurance of our products. We apply this process, which we refer to as the "Greenlight Process," to products under development with external, as well as internal resources. The Greenlight Process includes in-depth reviews of each project at five intervals during the development process by a team that includes several of our highest ranking operating managers and coordination between our sales and marketing personnel and development staff at each step in the process.

     We develop our products using a strategic combination of our internal development resources and external development resources acting under contract with us, some of whom are independent and some of whom are partly owned or otherwise controlled by us. We typically select our external developers based on their track record and expertise in producing products in the same category. One developer will often produce the same game for multiple platforms and will produce sequels to the original game. We believe that this selection process allows us to strengthen and leverage the particular expertise of our internal and external development resources.

     Continue to Improve Profitability. We are continually striving to reduce our risk and increase our operating leverage and efficiency with the goal of increased profitability. We believe the key factor affecting our profitability will be the success rate of our product releases. Therefore, our product selection and development process includes, as a significant component, periodic evaluations of the expected commercial success of products under development. Through this process, titles that we determine to be less promising are either discontinued before we incur additional development costs, or if necessary, corrections can be made in the development process. In addition, our focus on cross platform releases and branded products will, we believe, contribute to this strategic goal.

     In order to further our emphasis on improved profitability, we have implemented a number of operational initiatives. We have significantly increased our product development capabilities by allocating a larger portion of our product development investments to experienced independent development companies working under contract with us, thereby taking advantage of specialized third party developers without incurring the fixed overhead obligations associated with increased internally employed staff. Our sales and marketing operations work with our studio resources to increase the visibility of new product launches and to coordinate timing and promotion of product releases. Our finance and administration and sales and marketing personnel work together to improve inventory management and receivables collections. We have broadly instituted objective-based reward programs that provide incentives to management and staff throughout the organization to produce results that meet our financial objectives.

     Grow Through Continued Strategic Acquisitions and Alliances. The interactive entertainment industry is consolidating, and we believe that success in this industry will be driven in part by the ability to take advantage of scale. Specifically, smaller companies are more capital constrained, enjoy less predictability of revenues and cash flow, lack product diversity and must spread fixed costs over a smaller revenue base. Several industry leaders are emerging that combine the entrepreneurial and creative spirit of the industry with professional management, the ability to access the capital markets and the ability to maintain favorable relationships with strategic developers, property owners and retailers. Through ten completed acquisitions since 1997, we believe that we have successfully diversified our operations, our channels of distribution, our development talent pool and our library of titles, and have emerged as one of the industry's leaders. We intend to continue to expand our resources through acquisitions, strategic relationships and key license transactions. We expect to focus our acquisition strategy on increasing our development capacity through the acquisition of or investment in selected experienced development firms, and expanding our intellectual property library through licenses and strategic relationships with intellectual property owners.

     The Company's principal executive offices are located at 3100 Ocean Park Boulevard, Santa Monica, California 90405, and its telephone number is (310) 255-2000. The Company also maintains offices in the United Kingdom, France, Germany, Japan, Australia, Belgium, The Netherlands, New York, New York, Madison, Wisconsin, St. Paul, Minnesota, Hollywood and Coral Gables, Florida and Woodland Hills, California. The Company's World Wide Web home page is located at http://www.activision.com.

                                 USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Common Stock being offered hereby for the account of the Selling Stockholders.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of Common Stock by the Selling Stockholders as of October 26, 2001, and the number of shares of Common Stock being offered by this Prospectus.

                        Beneficial Ownership of Common Stock    Number of Shares
Name and address of             Prior to the Offering(2)        of Common Stock
Selling Stockholder(1) Number of Shares  Percentage of Class     Being Offered
---------------------  ----------------  --------------------   ----------------

Robert A. Kotick       3,712,889(3)(4)          9.9%                  2,977,694

Brian G. Kelly         3,078,915(3)(4)          8.0%                  2,874,083

Ronald Doornink          566,716(3)             1.0%                    556,716

William Chardavoyne      115,000(3)                *                    115,000

Lawrence Goldberg        245,259(3)                *                    243,582

Kathy Vrabeck            176,630(3)                *                    175,630

Richard Andrew Steele    188,138(3)                *                     87,364

Michael Rowe              92,068(3)                *                     92,068

Daniel Hammett           154,050(3)                *                     74,550

Kenneth L. Henderson      50,000(3)                *                     50,000

Barbara S. Isgur         105,000(3)(5)             *                    105,000

Steven T. Mayer           45,333(3)                *                     45,333

Robert Morgado            85,000(3)(5)             *                     85,000

All Selling Stockholders
as a group             8,614,998               20.6%                  7,482,020
________________________
*    Percent of class less than 1%.

(1) The address for each Selling Stockholder is c/o Activision, Inc., 3100 Ocean Park Boulevard, Santa Monica, California 90405.

(2) Percent of class was computed based on 33,976,131 shares of Common Stock outstanding as of October 22, 2001 and, in each such person's case, the number of shares of Common Stock issuable upon the exercise of the options or warrants exercisable within 60 days held by such individual or, in the case of all Selling Stockholders as a group, the number of shares of Common Stock issuable upon the exercise of options or warrants exercisable within 60 days held by all such individuals, but does not include the number of shares of Common Stock issuable upon the exercise of any other outstanding options or warrants.

(3)  Includes (i) 1,232,374, 1,180,570, 346,300, 25,000, 37,916, 62,505, 42,989,
     51,027, 50,175, 12,500, 43,667, 4000 and 23,667 shares issuable to Messrs.
     Kotick, Kelly, Doornink, Chardavoyne, Goldberg, Ms. Vrabeck, Steele, Rowe, Hammett, Henderson, Ms. Isgur, Mayer and Morgado, respectively, upon exercise of options exercisable within 60 days held by each such individual pursuant to the Stock Plans, (ii) 210,416, 90,000, 205,666, 113,125,
     44,375, 41,041, 24,375, 37,500, 41,333, 41,333 and 41,333 shares issuable to Messrs. Doornink, Chardavoyne, Goldberg, Ms. Vrabeck, Steele, Rowe, Hammett, Henderson, Ms. Isgur, Mayer and

     Morgado, respectively, upon exercise of options exercisable greater than 60 days held by each such individual pursuant to the Stock Plans, and (iii) with respect to each of Messrs. Kotick and Kelly, 18,741 shares owned directly by Delmonte Investments, L.L.C., of which each such individual is a member. The amount does not include with respect to Mr. Kelly, 7,032 shares of stock transferred by him to an irrevocable trust for the benefit of his minor children with respect to which Mr. Kelly disclaims beneficial ownership.

(4) Includes (i) 1,711,323 and 1,693,513 shares issuable to Messrs. Kotick and Kelly, respectively, upon exercise of non-plan options held by such individual outside of any plan, 1,357,150 and 1,339,343, respectively, of which are exercisable within 60 days, and (ii) with respect to Mr. Kotick, 33,997 non-plan options held by 1011 Partners LLC, of which Mr. Kotick and his wife are the sole members. The amount does not include with respect to Mr. Kotick, 40,689 non-plan options transferred by him to an irrevocable trust for the benefit of his minor children with respect to which Mr. Kotick disclaims beneficial ownership.

(5) Includes 20,000 shares issuable to each of Ms. Isgur and Mr. Morgado upon exercise of warrants held by such individual pursuant to the 1991 Director Warrant Plan, all and 19,334, respectively, of which are exercisable within 60 days.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of Activision consists of 125,000,000 shares of Common Stock, $.000001 par value, 4,500,000 shares of Preferred Stock, $.000001 par value and 500,000 shares of Series A Junior Preferred Stock, $.000001 par value. As of October 22, 2001, there were 33,976,131 shares of Activision Common Stock issued and outstanding, no Activision Preferred Stock issued and outstanding and no Activision Junior Preferred Stock issued and outstanding.

     Each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock can elect all of the directors then standing for election. Subject to preferences which may be applicable to any outstanding shares of Preferred Stock and Junior Preferred Stock, holders of Common Stock are entitled to such distributions as may be declared from time to time by directors of the Company out of funds legally available therefor. The Company has not paid, and has no current plans to pay, dividends on its Common Stock. The Company intends to retain all earnings for use in its business.

     Holders of Common Stock have no conversion, redemption or preemptive rights to subscribe to any securities of the Company. All outstanding shares of Common Stock are fully paid and nonassessable. In the event of any liquidation, dissolution or winding-up of the affairs of the Company, holders of Common Stock will be entitled to share ratably in the assets of the Company remaining after provision for payment of liabilities to creditors and preferences applicable to outstanding shares of Preferred Stock and Junior Preferred Stock.

     The rights, preferences and privileges of holders of Common Stock are subject to the rights of the holders of any outstanding shares of Preferred Stock and Junior Preferred Stock. As of October 22, 2001, the Company had approximately 3,800 stockholders of record, excluding banks, brokers and depository companies that are stockholders of record for the account of beneficial owners.

     The transfer agent for the Common Stock of the Company is Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004.

                              PLAN OF DISTRIBUTION

     The Common Stock may be sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market, or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by one or more of the following, without limitation: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and resale by such broker or dealer or for its account pursuant to the Prospectus, as supplemented,
(c) an exchange distribution in accordance with the rules of such exchange, and
(d) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus, as supplemented. From time to time the Selling Stockholders may engage in short sales, short sales against the box, puts and calls and other transactions in securities of the Company or derivatives thereof, and may sell and deliver the shares in connection therewith. Sales may also take place from time to time through brokers pursuant to pre-arranged sales plans intended to qualify under SEC Rule 10b5-1.

     From time to time Selling Stockholders may pledge their shares pursuant to the margin provisions of their respective customer agreements with their respective brokers. Upon a default by a Selling Stockholder, the broker may offer and sell the pledged shares of Common Stock from time to time as described under the heading "Plan of Distribution" in this Prospectus, as supplemented.

     All expenses of registration of the Common Stock (other than commissions and discounts of underwriters, dealers or agents), estimated to be approximately $5,000, shall be borne by the Company. As and when the Company is required to update this Prospectus, it may incur additional expenses in excess of this estimated amount.

                                  LEGAL MATTERS

     Certain legal matters in connection with the shares of Common Stock being offered hereby will be passed upon for the Company by Robinson Silverman Pearce Aronsohn & Berman LLP, 1290 Avenue of the Americas, New York, New York 10104. Kenneth L. Henderson, one of our directors, is a managing partner of Robinson Silverman. In addition, Robinson Silverman owns approximately 10,000 shares of our common stock.

                                     EXPERTS

     Our consolidated financial statements and financial statement schedule as of March 31, 2000, and for each of the years in the two-year period ended March 31, 2000, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements as of and for the year ended March 31, 2001 incorporated by reference in this prospectus have been so incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     We replaced KPMG as our principal accountant with PricewaterhouseCoopers, effective March 20, 2001. The action was recommended by the Audit Committee of our board of directors and approved by our board of directors. During our two fiscal years ended March 31, 2000 and three subsequent interim periods, there were no disagreements with KPMG LLP on any matter of accounting principles or practice, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of KPMG LLP, would have caused it to make a reference to the subject matter of the disagreement in connection with its report. KPMG LLP's reports on our financial statements for each of the years in the two-year period ended March 31, 2000 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

                              AVAILABLE INFORMATION

     We are a reporting company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates for the cost of copying by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. You can also find our SEC filings at the SEC's web site at http://www.sec.gov.

     The Company has filed with the SEC a registration statement on Form S-8 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, as permitted by the rules and regulations of the SEC. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof, which may be inspected and copied at the public reference facilities of the SEC referred to above. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the full text of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     The Company furnishes stockholders with annual reports containing audited financial statements and with proxy material for its annual meetings complying with the proxy requirements of the Exchange Act.

                       DOCUMENTS INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     o Our Annual Report on Form 10-K for the fiscal year ended March 31, 2001, File No. 0-12699;

     o Our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001, File No. 0-12699;

     o Our Current Reports on Form 8-K filed on July 11, 2001, July 31, 2001 and October 4, 2001, File No. 0-12699; and

     o The description of our common stock and the rights associated with our common stock contained in our Registration Statement on Form S-3, Registration No. 333-46425, and our Registration Statement on Form 8-A, File No. 001-15839, filed on April 19, 2000.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                                Activision, Inc.
                           3100 Ocean Park Boulevard
                         Santa Monica, California 90405
                                 (310) 255-2000
                            Attn: Investor Relations

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a post-effective amendment to Form S-8 and has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Santa Monica, State of California, on October 25, 2001.

                                         ACTIVISION, INC.


                                         By: /s/ Brian G. Kelly
                                            ---------------------------
                                             Brian G. Kelly, Co-Chairman

     Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

     Name                      Title                                    Date

*                         Chairman, Chief Executive Officer     October 25, 2001
-------------------------  (Principal Executive Officer)
Robert A. Kotick           and Director

/s/ Brian G. Kelly        Co-Chairman and Director              October 25, 2001
-------------------------
Brian G. Kelly

*                         Chief Financial Officer               October 25, 2001
-----------------------    (Principal Financial
William Chardavoyne         and Accounting Officer)


/s/ Kenneth L. Henderson  Director                              October 25, 2001
------------------------
Kenneth L. Henderson

*                         Director                              October 25, 2001
------------------------
Barbara S. Isgur

*                         Director                              October 25, 2001
------------------------
Steven T. Mayer

*                         Director                              October 25, 2001
------------------------
Robert J. Morgado


*By: /s/ Brian G. Kelly
------------------------
(Brian G. Kelly)
Attorney-In-Fact

===============================================================================

     No dealer, salesman or other person has been authorized to give any information or to make representations other than those contained in this Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Stockholders. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information herein is correct as of any time subsequent to its date. This Prospectus does not constitute an offer of solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer of solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

                               TABLE OF CONTENTS

                                                                            Page

Risk Factors..................................................................2

The Company...................................................................9

Use of Proceeds..............................................................11

Selling Stockholders.........................................................11

Description of Capital Stock.................................................13

Plan of Distribution.........................................................13

Legal Matters................................................................14

Experts......................................................................14

Available Information........................................................14

Documents Incorporated by Reference..........................................15





                                7,482,020 Shares


                                ACTIVISION, INC.


                                  Common Stock


                                   ----------
                                   PROSPECTUS
                                   ----------




                                October 26, 2001


===============================================================================